March 21, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

RE:  	 Amendment No. 2 to DEFM14 by Northeast Utilities (File No. 001-
05324)

Ladies and Gentlemen:

	Northeast Utilities respectfully withdraws its Amendment No. 2 (DEFA14A) to the Proxy on Form DEFM14A, previously filed on March 16, 2000 in SEC File No. 001-05324.

	Please contact the undersigned at (860) 665-33389 with any questions or comments with respect to this withdrawal.



					/s/ Debra F. Guss
					Counsel
					Northeast Utilities Service Company